Exhibit 99.1

Cheetah Mobile Announces Fourth Quarter and Fiscal Year 2016
Unaudited Consolidated Financial Results

Beijing, China, March 21, 2017 — Cheetah Mobile Inc. (NYSE: CMCM) (“Cheetah Mobile” or the “Company”), a leading mobile internet company that aims to provide leading apps for mobile users worldwide and connect users with personalized content on the mobile platform, today announced its unaudited consolidated financial results for the fourth quarter and fiscal year ended December 31, 2016.

Fourth Quarter 2016 Financial Highlights

•                      Total revenues increased by 10.9% year over year and 13.0% quarter over quarter to RMB1,274.7 million (US$183.6 million).

•                      Mobile revenues increased by 27.9% year over year and 15.0% quarter over quarter to RMB1,033.3 million (US$148.8 million).  Mobile revenues accounted for 81.1% of total revenues.

•                      Overseas revenues1 increased by 31.3% year over year and 15.7% quarter over quarter to RMB832.6 million (US$119.9 million).  Overseas revenues accounted for 65.3% of total revenues.

•                      Net income attributable to Cheetah Mobile shareholders was RMB58.8 million (US$8.5 million).  Non-GAAP net income attributable to Cheetah Mobile shareholders was RMB113.0 million (US$16.3 million).

•                      Net cash generated by operating activities was RMB433.2 million (US$62.4 million).

Fourth Quarter 2016 Key Operating Metrics

•                      The number of global mobile monthly active users (“Mobile MAUs”) was 623 million in December 2016.  The number of Mobile MAUs from overseas markets accounted for 81.0% of the total number of Mobile MAUs in December 2016.

•                      The number of total global mobile user installations since the Company’s inception reached 3,810 million as of December 31, 2016.

Fiscal Year 2016 Financial Highlights

•                      Total revenues increased by 21.0% year over year to RMB4,564.7 million (US$657.4 million).

•                      Mobile revenues increased by 42.7% year over year to RMB3,530.4 million (US$508.5 million).  Mobile revenues accounted for 77.3% of total revenues.

•                      Overseas revenues increased by 42.1% year over year to RMB2,746.8 million (US$395.6 million).  Overseas revenues accounted for 60.2% of total revenues.

•                      Net loss attributable to Cheetah Mobile shareholders was RMB80.5 million (US$11.6 million).  Non-GAAP net income attributable to Cheetah Mobile shareholders was RMB225.6 million (US$32.5 million).

•                      Net cash generated by operating activities was RMB397.6 million (US$57.3 million).

1  Overseas revenues refer to revenues generated by the Company’s operating legal entities incorporated outside the People’s Republic of China (excluding Hong Kong, Macau and Taiwan for the purposes of this press release), or the PRC.  Such revenues are primarily attributable to customers located outside the PRC.

Mr. Sheng Fu, Cheetah Mobile’s Chief Executive Officer, stated, “We ended 2016 on a solid note with revenues beating the high-end of our guidance.  We implemented a number of strategic initiatives in 2016, particularly in our content strategy, to counter the headwinds our business faced early in the year.  We are pleased that the steady and sustained revenue growth generated by our utility apps helped to continue to drive our revenue and profit growth sequentially in the second half of 2016.  As Cheetah’s profit center, our mobile utility apps have continued to expand its profitability, which in turn supported our mobile content strategy.  Product-wise, we remained the third largest publisher of non-game mobile applications in Google Play Worldwide in February 2017, according to App Annie.  Two of our content-driven apps, Live.me and News Republic, demonstrated strong growth, particularly in the U.S. market.  According to App Annie, Live.me has become the No.1 grossing social application in the U.S. on Google Play since August 2016, and remains one of the top 5 social apps in the Apple App Store.  In addition, News Republic has been the No. 1 news app in the U.S on Google Play since December 2016.  As our mobile utility apps enters its mature growth stage, our investments in content-driven products established a solid foundation for another round of strong growth in the coming quarters.  Looking ahead, we remain focused on connecting our over 600 million global Mobile MAUs with more personalized and richer content by capitalizing on emerging artificial intelligence technologies.”

Mr. Andy Yeung, Cheetah Mobile’s Chief Financial Officer, commented, “We are pleased to have delivered solid financial results in the fourth quarter of 2016.  Driven by the steady and sustained revenue growth generated by our utility apps, our total revenues, mobile revenues and overseas revenues all hit record highs in the past quarter.  Additionally, we continued to improve our profitability sequentially in the fourth quarter of 2016 despite stepped-up investments in our content-driven applications.  Importantly, we again generated very strong free cash flow for both the fourth quarter and the full year of 2016.  These solid achievements demonstrated that we delivered results for the promises we set in the second quarter of 2016 to rejuvenate revenue growth and improve our financial condition.  Going forward, we remain focused on executing on our content strategy to establish a sustainable and profitable business model for the long term.  We are confident that by doing so, we will be well-positioned to achieve another round of strong growth and deliver additional value to all of our shareholders.”

Fourth Quarter 2016 Consolidated Financial Results

REVENUES

Total revenues increased by 10.9% year over year and 13.0% quarter over quarter to RMB1,274.7 million (US$183.6 million) in the fourth quarter of 2016, which was primarily driven by the steady and sustained revenue growth from the Company’s utility apps and the contribution from the Company’s new content-driven apps, namely Live.me and News Republic.

•                      Revenues from online marketing services remained stable year over year and increased by 4.7% quarter over quarter to RMB1,033.1 million (US$148.8 million) in the fourth quarter of 2016.  Mobile advertising revenues represented approximately 84% of online marketing revenues in the quarter, as compared with approximately 74% in the prior year period and approximately 82% in the previous quarter.  The increase in mobile advertising revenues was driven by higher demand from advertisers and monetization of light causal games through in-game advertising.

•                      Revenues from internet value added services (“IVAS”) increased by 133.6% year over year and 88.9% quarter over quarter to RMB208.7 million (US$30.1 million) in the fourth quarter of 2016, which was primarily driven by the ramp-up in monetization of Live.me in overseas markets.

•                      Revenues from internet security services and others increased by 36.4% year over year and 4.5% quarter over quarter to RMB32.9 million (US$4.7 million) in the fourth quarter of 2016.  The year-over-year increase was primarily driven by higher internet software licensing revenues.

By platform, revenues generated from mobile business increased by 27.9% year over year and 15.0% quarter over quarter to RMB1,033.3 million (US$148.8 million) in the fourth quarter of 2016, which was primarily driven by increased popularity of the Company’s mobile marketing services worldwide and the initial monetization of Live.me in overseas markets.

By region, revenues generated from overseas markets increased by 31.3% year over year and 15.7% quarter over quarter to RMB832.6 million (US$119.9 million) in the fourth quarter of 2016, which was primarily driven by an improvement in overseas monetization.

COST OF REVENUES AND GROSS PROFIT

Cost of revenues increased by 57.3% year over year and 14.9% quarter over quarter to RMB464.2 million (US$66.9 million) in the fourth quarter of 2016, which was primarily driven by increased investments in content for the Company’s content-driven apps, higher bandwidth and internet data center costs associated with increased user traffic worldwide, and data analytics.

Gross profit decreased by 5.1% year over year, but increased by 11.9% quarter over quarter to RMB810.5 million (US$116.7 million) in the fourth quarter of 2016.

OPERATING INCOME/LOSS AND EXPENSES

Total operating expenses decreased by 3.4% year over year and 1.3% quarter over quarter to RMB748.3 million (US$107.8 million) in the fourth quarter of 2016.  Total non-GAAP operating expenses increased by 3.0% year over year and 1.2% quarter over quarter to RMB694.9 million (US$100.1 million).

•                      Research and development expenses increased by 11.9% year over year and decreased by 0.1% quarter over quarter to RMB235.4 million (US$33.9 million) in the fourth quarter of 2016.  The year-over-year increase was primarily driven by increased personnel costs associated with the Company’s increased investments in big data analytics and new product development, particularly the development of new content-driven mobile applications and services.  The quarter-over-quarter decrease was primarily due to a decrease in share-based compensation expenses.  Non-GAAP research and development expenses, which exclude share-based compensation expenses, increased by 31.5% year over year and 6.5% quarter over quarter to RMB212.6 million (US$30.6 million).

•                      Selling and marketing expenses decreased by 20.5% year over year, but increased by 4.2% quarter over quarter to RMB408.1 million (US$58.8 million) in the fourth quarter of 2016.  The year-over-year decrease was due to lower expenses on promotional activities as a result of the Company’s strategy to implement cost control for its utility apps, which was partially offset by increased product promotional activities for the Company’s content-driven apps and an increase in direct sales personnel headcount.  The quarter-over-quarter increase was primarily due to increased promotional activities for mobile products in the fourth quarter of 2016.  Non-GAAP selling and marketing expenses, which exclude share-based compensation expenses, decreased by 19.6% year over year, but increased by 6.0% quarter over quarter to RMB408.1 million (US$58.8 million).

•                      General and administrative expenses increased by 28.6% year over year and decreased by 10.1% quarter over quarter to RMB126.8 million (US$18.3 million) in the fourth quarter of 2016.  The year-over-year increase was primarily driven by higher professional service fee and an increase in expenses associated with increased headcount for the general and administration function.  The quarter-over-quarter decrease was primarily driven by lower professional service fees.  Non-GAAP general and administrative expenses, which exclude share-based compensation expenses, increased by 81.7% year over year and decreased by 13.9% quarter over quarter to RMB96.2 million (US$13.9 million).

Operating profit was RMB62.2 million (US$9.0 million), as compared with an operating profit of RMB79.8 million in the prior year period and an operating loss of RMB33.8 million in the previous quarter.  The year-over-year decline in operating profit was mainly attributable to increased investments in content-driven apps.  The quarter-over-quarter improvement was due to higher total revenues in the quarter as well as the Company’s improved efficiency and cost control measures.

Non-GAAP operating profit decreased by 34.7% year over year, but increased by 205.4% quarter over quarter to RMB116.4 million (US$16.8 million) in the fourth quarter of 2016.

Share-based compensation expenses decreased by 45.0% year over year and 24.7% quarter over quarter to RMB54.2 million (US$7.8 million) in the fourth quarter of 2016.  The decrease was mainly due to the change in the estimated forfeiture rates of share-based compensation.

OTHER EXPENSES

The Company recognized impairment losses of long-term investments of RMB45.9 million (US$6.6 million) in the fourth quarter of 2016, primarily driven by one-time non-cash write-downs of certain investment assets, which the Company considered other-than-temporary, to their fair value.  These write-downs were due to the underperformance and financial positions of the Company’s investees.

OTHER INCOME, NET

Other income, net was RMB38.7 million (US$5.6 million) in the fourth quarter of 2016, which was primarily due to gains on disposal of certain investment assets in the fourth quarter of 2016.

NET INCOME ATTRIBUTABLE TO CHEETAH MOBILE SHAREHOLDERS

Net income attributable to Cheetah Mobile shareholders increased by 3.7% year over year and 13,107.9% quarter over quarter to RMB58.8 million (US$8.5 million) in the fourth quarter of 2016.

Non-GAAP net income attributable to Cheetah Mobile shareholders decreased by 27.2% year over year, but increased by 56.1% quarter over quarter to RMB113.0 million (US$16.3 million).

NET INCOME PER ADS

Diluted income per ADS in the fourth quarter of 2016 was RMB0.41 (US$0.06), as compared with RMB0.40 in the prior year period and RMB0.00 in the previous quarter.

Non-GAAP diluted income per ADS in the fourth quarter of 2016 was RMB0.80 (US$0.12), as compared with RMB1.08 in the prior year period and RMB0.51 in the previous quarter.

ADJUSTED EBITDA

Adjusted EBITDA (Non-GAAP) decreased by 26.7% year over year, but increased by 98.1% quarter over quarter to RMB158.6 million (US$22.8 million) in the fourth quarter of 2016.

CASH AND CASH EQUIVALENTS, RESTRICTED CASH AND SHORT-TERM INVESTMENTS BALANCE

As of December 31, 2016, the Company had cash and cash equivalents, restricted cash and short-term investments of RMB1,940.3 million (US$279.5 million).

SHARES ISSUED AND OUTSTANDING

As of December 31, 2016, the Company had a total of 1,425,736,715 Class A and Class B ordinary shares issued and outstanding.  One ADS represents 10 Class A ordinary shares.

Fiscal Year 2016 Results

REVENUES

Total revenues increased by 21.0% year over year to RMB4,564.7 million (US$657.4 million) in 2016, which was primarily driven by the steady and sustained revenue growth from the Company’s utility apps and the contribution from the Company’s new content-driven apps.

•                      Revenues from online marketing services increased by 20.3% year over year to RMB3,950.9 million (US$569.0 million) in 2016.  Mobile advertising revenues represented approximately 80% of online marketing revenues in 2016, as compared with approximately 69% in 2015.  The increase in mobile advertising revenues was driven by higher demand from advertisers and monetization of light causal games through in-game advertising.

•                      Revenues from internet value added services (“IVAS”) increased by 26.7% year over year to RMB501.0 million (US$72.2 million) in 2016, which was primarily driven by the initial monetization of Live.me in overseas markets.

•                      Revenues from internet security services and others increased by 18.5% year over year to RMB112.8 million (US$16.2 million) in 2016, which was primarily driven by higher internet software licensing revenues.

By platform, revenues generated from mobile business increased by 42.7% year over year to RMB3,530.4 million (US$508.5 million) in 2016, which was primarily driven by increased popularity of the Company’s mobile marketing services worldwide and the initial monetization of Live.me in overseas markets.

By region, revenues generated from overseas markets increased by 42.1% year over year to RMB2,746.8 million (US$395.6 million) in 2016, which was primarily driven by an improvement in overseas monetization.

COST OF REVENUES AND GROSS PROFIT

Cost of revenues increased by 61.4% year over year to RMB1,543.8 million (US$222.4 million) in 2016, which was primarily driven by increased investments in content for the Company’s content-driven apps, higher bandwidth and internet data center costs associated with increased user traffic worldwide, and data analytics.

Gross profit increased by 7.2% year over year to RMB3,020.8 million (US$435.1 million) in 2016.

OPERATING INCOME/LOSS AND EXPENSES

Total operating expenses increased by 16.6% year over year to RMB3,033.3 million (US$436.9 million) in 2016.  Total non-GAAP operating expenses increased by 19.3% year over year to RMB2,728.6 million (US$393.0 million).

•                      Research and development expenses increased by 30.3% year over year to RMB905.9 million (US$130.5 million) in 2016, which was primarily driven by an increase in personnel-related costs associated with the Company’s increased investments in big data analytics and new product development, particularly the development of new content-driven mobile applications and services.  Non-GAAP research and development expenses, which exclude share-based compensation expenses, increased by 37.2% year over year to RMB757.6 million (US$109.1 million).

•                      Selling and marketing expenses increased by 9.6% year over year to RMB1,650.6 million (US$237.7 million) in 2016, primarily due to increased product promotional activities for the Company’s content-driven apps, which was partially offset by reduced spending on product activities for utility apps.  Non-GAAP selling and marketing expenses, which exclude share-based compensation expenses, increased by 10.0% year over year to RMB1,636.8 million (US$235.7 million).

•                      General and administrative expenses increased by 25.4% year over year to RMB561.8 million (US$80.9 million) in 2016, which was primarily driven by higher professional service fee and an increase in expenses associated with increased headcount for the general and administration function.  Non-GAAP general and administrative expenses, which exclude share-based compensation expenses, increased by 42.2% year over year to RMB419.2 million (US$60.4 million).

Operating loss was RMB12.4 million (US$1.8 million) in 2016, as compared with an operating income of RMB216.9 million in 2015.  This change was mainly attributable to increased investments in the Company’s content-driven apps.

Non-GAAP operating profit decreased by 44.9% year over year to RMB293.7 million (US$42.3 million) in 2016.

Share-based compensation expenses decreased by 3.0% year over year to RMB306.1 million (US$44.1 million) in 2016.

NET INCOME/LOSS ATTRIBUTABLE TO CHEETAH MOBILE SHAREHOLDERS

Net loss attributable to Cheetah Mobile shareholders was RMB80.5 million (US$11.6 million) in 2016, as compared with a net income attributable to Cheetah Mobile shareholders of RMB176.3 million in 2015.

Non-GAAP net income attributable to Cheetah Mobile shareholders decreased by 54.1% year over year to RMB225.6 million (US$32.5 million) in 2016.

NET INCOME/LOSS PER ADS

Diluted loss per ADS in 2016 was RMB0.58 (US$0.08), as compared with diluted income per ADS of RMB1.24 in 2015.

Non-GAAP diluted income per ADS in 2016 was RMB1.59 (US$0.23), as compared with RMB3.45 in 2015.

ADJUSTED EBITDA

Adjusted EBITDA (Non-GAAP) decreased by 32.7% year over year to RMB457.1 million (US$65.8 million) in 2016.

Recent Development

Cheetah Mobile today announced that Mr. Ka Wai Andy Yeung has resigned as Chief Financial Officer of the Company, effective March 31, 2017, to pursue other opportunities.  Mr. Yeung has no disagreement with the Company that led to his resignation.  Pending the appointment of Mr. Yeung’s successor, the Company’s Board of Directors has appointed Mr. Yuk Keung Francis Ng, a director and the Chief Financial Officer of Kingsoft, as the interim Chief Financial Officer of the Company.  Mr. Yeung will remain as an external advisor to the Company to facilitate a smooth transition.

Update on Share Repurchase Program

On March 16, 2016, the Company’s Board of Directors authorized a share repurchase plan, pursuant to which the Company may repurchase its own issued and outstanding ADSs with an aggregate value of up to US$100 million from the open market, in negotiated transactions off the market, or through other legally permissible means in accordance with applicable securities laws from time to time within one year after March 16, 2016.  The share repurchase plan does not require the Company to acquire a specific number of ADSs.  During the one-year period, the Company repurchased a total of 2,536,808 ADSs, representing 25,368,080 Class A ordinary shares, at an average price of $10.7483 per ADS. The share repurchase program has expired on March 16, 2017.

Business Outlook

For the first quarter of 2017, the Company expects its total revenues to be between RMB1,150 million (US$166 million) and RMB1,190 million (US$171 million), representing a year-over-year increase of 3% to 7% and quarter-over-quarter decrease of 7% to 10%.  This estimate represents management’s preliminary view as of the date of this release, which is subject to change.

Conference Call Information

Company will hold a conference call on Monday, March 21, 2017 at 8:00 a.m. Eastern Time or 8:00 p.m. Beijing Time to discuss the financial results.  Listeners may access the call by dialing the following numbers:

International:         +1-412-902-4272

United States Toll Free:              +1-888-346-8982

China Toll Free:                         4001-201203

Hong Kong Toll Free:                        800-905945

Conference ID:                            Cheetah Mobile

A live and archived webcast of the conference call will also be available at the Company’s investor relations website at http://ir.cmcm.com/.

Exchange Rate

This press release contains translations of certain Renminbi amounts into U.S. dollars at specified rates solely for the convenience of readers.  Unless otherwise noted, all translations from Renminbi to U.S. dollars in this press release were made at a rate of RMB6.9430 to US$1.00, the exchange rate in effect as of December 31, 2016 as set forth in the H. 10 statistical release of the Federal Reserve Board.  Such translations should not be construed as representations that RMB amounts could be converted into U.S. dollars at that rate or any other rate, or to be the amounts that would have been reported under accounting principles generally accepted in the United States of America (“U.S. GAAP”).

About Cheetah Mobile Inc.

Cheetah Mobile is a leading mobile internet company.  It aims to provide leading apps for mobile users worldwide and connect users with personalized content on the mobile platform.

Cheetah Mobile’s products, including its popular mission-critical utility applications Clean Master, CM Security and Battery Doctor, help make users’ mobile internet experience smarter, speedier, and safer. The Company has attracted 623 million global Mobile MAUs as of December 2016, of which approximately 81% are located outside of China.  Leveraging the success of its mission-critical applications, Cheetah Mobile has launched its line of mobile content-driven applications, including News Republic and Live.me.

Cheetah Mobile provides its advertising customers, which include direct advertisers and mobile advertising networks through which advertisers place their advertisements, with direct access to highly targeted mobile users and global promotional channels, which are capable of delivering targeted content to hundreds of millions of users.

Safe Harbor Statement

This press release contains forward-looking statements.  These statements, including management quotes and business outlook, constitute forward-looking statements under the U.S. Private Securities Litigation Reform Act of 1995.  These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Such statements involve inherent risks and uncertainties.  A number of factors could cause actual results to differ materially from those contained in the forward-looking statements, including but are not limited to the following: Cheetah Mobile’s growth strategies; Cheetah Mobile’s ability to retain and increase its user base and expand its product and service offerings; Cheetah Mobile’s ability to monetize its platform; Cheetah Mobile’s future business development, financial condition and results of operations; competition with companies in a number of industries including internet companies that provide online marketing services and internet value-added services; expected changes in Cheetah Mobile’s revenues and certain cost or expense items; and general economic and business condition globally and in China.  Further information regarding these and other risks is included in Cheetah Mobile’s filings with the U.S. Securities and Exchange Commission.  Cheetah Mobile does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

Use of Non-GAAP Financial Measures

To supplement Cheetah Mobile’s consolidated financial information presented in accordance with U.S. GAAP, Cheetah Mobile uses the following non-GAAP financial measures:

•                      Non-GAAP operating expenses reflect operating expenses excluding share-based compensation expenses.

•                      Non-GAAP operating profit reflects operating profit excluding share-based compensation expenses.

•                      Non-GAAP net income attributable to Cheetah Mobile shareholders is net income attributable to Cheetah Mobile shareholders excluding share-based compensation expenses.

•                      Non-GAAP diluted earnings (loss) per ADS is non-GAAP net income (loss) attributable to Cheetah Mobile shareholders divided by weighted average number of diluted ADSs.

•                      Adjusted EBITDA is earnings before interest, taxes, depreciation, amortization, other non-operating income and share-based compensation expenses.

The Company believes that separate analysis and exclusion of share-based compensation expenses and the use of Adjusted EBITDA add clarity to the constituent parts of its performance from the cash perspective.  The Company reviews these non-GAAP financial measures together with GAAP financial measures to obtain a better understanding of its operating performance.  It uses the non-GAAP financial measures for planning, forecasting and measuring results against the forecast.  The Company believes that non-GAAP financial measures are useful supplemental information for investors and analysts to assess its operating performance without the effect of share-based compensation expenses, which have been and will continue to be significant recurring expenses in its business.  However, the use of non-GAAP financial measures has material limitations as an analytical tool.  One of the limitations of using non-GAAP financial measures is that they do not include all items that impact the Company’s net income for the period.  In addition, because non-GAAP financial measures are not measured in the same manner by all companies, they may not be comparable to other similarly titled measures used by other companies.  In light of the foregoing limitations, you should not consider non-GAAP financial measure in isolation from or as an alternative to the financial measure prepared in accordance with U.S. GAAP.  For more information on these non-GAAP financial measures, please see the tables captioned “Cheetah Mobile Inc.  Reconciliations of GAAP and Non-GAAP Results” and “Cheetah Mobile Inc. Reconciliation of Net Income (Loss) Attributable to Cheetah Mobile Shareholders to Adjusted EBITDA (Non-GAAP)” at the end of this release.

Investor Relations Contact

Cheetah Mobile Inc.

Helen Jing Zhu

Tel: +86 10 6292 7779 ext. 1600

Email: IR@cmcm.com

ICR, Inc.

Jessie Fan

Tel: +1 (646) 417-5395

Email: IR@cmcm.com

CHEETAH MOBILE INC.

Condensed Consolidated Balance Sheets

(Unaudited, amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

	As of
	31-Dec-15
	RMB	31-Dec-16	31-Dec-16
	(As adjusted) (a)	RMB	USD
ASSETS
Current assets:
Cash and cash equivalents	1,843,233	1,411,000	203,226
Restricted cash	156,161	167,751	24,161
Short-term investments	29,234	361,499	52,067
Accounts receivable	633,440	600,885	86,545
Prepayments and other current assets	360,004	571,306	82,285
Due from related parities	60,794	44,278	6,377
Deferred tax assets	5,101	15,527	2,236
Total current assets	3,087,967	3,172,246	456,897

Non-current assets:
Property and equipment, net	121,241	117,439	16,915
Intangible assets, net	233,092	227,251	32,731
Goodwill	617,863	943,922	135,953
Investment in equity investees	124,708	100,063	14,412
Other long term investments	700,113	877,094	126,328
Deferred tax assets	12,843	74,809	10,775
Other non-current assets	28,724	28,310	4,077
Total non-current assets	1,838,584	2,368,888	341,191

Total assets	4,926,551	5,541,134	798,088

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Bank loans	130,273	379,544	54,666
Accounts payable	137,883	194,882	28,069
Accrued expenses and other current liabilities	1,308,717	1,359,106	195,752
Redemption right liabilities	474	652	94
Deferred revenue	56,070	48,661	7,009
Due to related parties	56,932	71,167	10,250
Income tax payable	29,822	19,403	2,795
Deferred tax liabilities	414	—	—
Total current liabilities	1,720,585	2,073,415	298,635

Non-current liabilities:
Bank loans	10,523	118,797	17,110
Deferred revenue	8,166	6,001	864
Deferred tax liabilities	99,006	112,438	16,194
Other non-current liabilities	73,826	29,305	4,221
Total non-current liabilities	191,521	266,541	38,389

Total liabilities	1,912,106	2,339,956	337,024

Shareholders’ equity:
Ordinary shares	226	230	33
Treasury stock	—	(178,991)	(25,780)
Additional paid-in capital	2,414,706	2,723,474	392,262
Retained earnings	317,818	237,293	34,177
Accumulated other comprehensive income	121,317	230,346	33,175
Total Cheetah Mobile shareholders’ equity	2,854,067	3,012,352	433,867
Noncontrolling interests	160,378	188,826	27,197
Total equity	3,014,445	3,201,178	461,064

Total liabilities, noncontrolling interests and shareholders’ equity	4,926,551	5,541,134	798,088

Note:

(a) The above condensed consolidated balance sheets have been prepared as if the Kingsoft Japan had been owned and operated by the Cheetah Mobile throughout the periods presented in accordance with ASC 805-50. Kingsoft Japan became a subsidiary of the Company on January 29, 2016.

CHEETAH MOBILE INC.

Condensed Consolidated Statements of Comprehensive Income (Loss)

(Unaudited, amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share(or ADS) data)

	For The Three Months Ended
	31-Dec-15
	RMB	30-Sep-16	31-Dec-16	31-Dec-16
	(As adjusted) (b)	RMB	RMB	USD
Revenues	1,149,546	1,128,326	1,274,672	183,591
Online marketing services	1,036,091	986,379	1,033,103	148,798
Internet value-added services	89,337	110,452	208,670	30,055
Internet security services and others	24,118	31,495	32,899	4,738

Cost of revenues (a)	(295,110)	(403,900)	(464,197)	(66,858)
Gross profit	854,436	724,426	810,475	116,733

Operating income and expenses:
Research and development (a)	(210,415)	(235,541)	(235,355)	(33,898)
Selling and marketing (a)	(513,368)	(391,496)	(408,097)	(58,778)
General and administrative (a)	(98,611)	(141,168)	(126,846)	(18,270)
Impairment of goodwill and intangible assets	(12,525)	—	(539)	(78)
Other operating income	60,273	9,938	22,545	3,247
Total operating income and expenses	(774,646)	(758,267)	(748,292)	(107,777)

Operating profit (loss)	79,790	(33,841)	62,183	8,956
Other income (expense):
Interest income, net	2,815	727	954	137
Changes in fair value of redemption right and put options granted	68	251	(57)	(8)
Settlement and changes in fair value of contingent consideration	9,098	981	(3,011)	(434)
Foreign exchange gain, net	1,470	1,672	2,951	425
Impairment of investments	(8,837)	—	(45,863)	(6,606)
Gains (losses) from equity method investments, net	4,390	(451)	2,889	416
Other (expense) income, net	(136)	30,949	38,705	5,575

Income before taxes	88,658	288	58,751	8,461
Income tax (expenses) benefits	(31,954)	7,873	9,278	1,336
Net income	56,704	8,161	68,029	9,797
Less: net income attributable to noncontrolling interests	23	7,716	9,254	1,333
Net income attributable to Cheetah Mobile shareholders	56,681	445	58,775	8,464

Earnings per share
Basic	0.04	0.00	0.04	0.01
Diluted	0.04	0.00	0.04	0.01

Earnings per ADS
Basic	0.41	0.00	0.42	0.06
Diluted	0.40	0.00	0.41	0.06

Weighted average number of shares outstanding
Basic	1,385,225,872	1,381,491,089	1,384,035,270	1,384,035,270
Diluted	1,434,672,741	1,417,898,001	1,419,820,902	1,419,820,902
Weighted average number of ADSs used in computation
Basic	138,522,587	138,149,109	138,403,527	138,403,527
Diluted	143,467,274	141,789,800	141,982,090	141,982,090

Other comprehensive income (loss), net of tax of nil
Foreign currency translation adjustments	41,018	12,347	72,411	10,429
Unrealized gains on available-for-sale securities, net	3,219	—	415	60
Reclassification adjustments for gains included in net income	—	(21,666)	—	—
Other comprehensive income (loss)	44,237	(9,319)	72,826	10,489
Total comprehensive income (loss)	100,941	(1,158)	140,855	20,286
Less: Total comprehensive (loss) income attributable to noncontrolling interests	(196)	8,522	6,941	1,000
Total comprehensive income (loss) attributable to Cheetah Mobile shareholders	101,137	(9,680)	133,914	19,286

(a) Share-based compensation expenses
Cost of revenues	(1,623)	187	824	119
Research and development	48,740	35,956	22,716	3,272
Selling and marketing	5,725	6,352	34	5
General and administrative	45,652	29,449	30,627	4,411
Total	98,494	71,944	54,201	7,807

Notes:

(b) The above condensed consolidated statements of comprehensive income have been prepared as if the Kingsoft Japan had been owned and operated by the Cheetah Mobile throughout the periods presented in accordance with ASC 805-50. Kingsoft Japan became a subsidiary of the Company on January 29, 2016.

CHEETAH MOBILE INC.

Reconciliation of GAAP and Non-GAAP Results

(Unaudited, in’000, except for per share data and percentage)

	For The Three Months Ended December 2016
	GAAP	% of Net	Share-based	% of Net	Non-GAAP	% of Net	Non-GAAP
	Result	Revenues	Compensation	Revenues	Result	Revenues	Result ($)
Revenues	1,274,672		—		1,274,672		183,591
Cost of revenues	(464,197)	36.4%	824	0.1%	(463,373)	36.4%	(66,740)
Gross profit	810,475	63.6%	824	0.1%	811,299	63.6%	116,851

Research and development	(235,355)	18.5%	22,716	1.8%	(212,639)	16.7%	(30,626)
Selling and marketing	(408,097)	32.0%	34	0.0%	(408,063)	32.0%	(58,773)
General and administrative	(126,846)	10.0%	30,627	2.4%	(96,219)	7.5%	(13,858)
Impairment of goodwill and intangible assets	(539)	0.0%	—	0.0%	(539)	0.0%	(78)
Other operating income	22,545	1.8%	—	0.0%	22,545	1.8%	3,247
Total operating income and expenses	(748,292)	58.7%	53,377	4.2%	(694,915)	54.5%	(100,088)

Operating profit	62,183	4.9%	54,201	4.3%	116,384	9.1%	16,763
Net income attributable to Cheetah Mobile shareholders	58,775	4.6%	54,201	4.3%	112,976	8.9%	16,272

Diluted earnings per ordinary share (RMB)	0.04		0.04		0.08
Diluted earnings per ADS (RMB)	0.41		0.39		0.80
Diluted earnings per ADS (USD)	0.06		0.06		0.12

	For The Three Months Ended September 2016
	GAAP	% of Net	Share-based	% of Net	Non-GAAP	% of Net
	Result	Revenues	Compensation	Revenues	Result	Revenues
Revenues	1,128,326		—		1,128,326
Cost of revenues	(403,900)	35.8%	187	0.0%	(403,713)	35.8%
Gross profit	724,426	64.2%	187	0.0%	724,613	64.2%

Research and development	(235,541)	20.9%	35,956	3.2%	(199,585)	17.7%
Selling and marketing	(391,496)	34.7%	6,352	0.6%	(385,144)	34.1%
General and administrative	(141,168)	12.5%	29,449	2.6%	(111,719)	9.9%
Impairment of goodwill and intangible assets	—	0.0%	—	0.0%	—	0.0%
Other operating income	9,938	0.9%	—	0.0%	9,938	0.9%
Total operating income and expenses	(758,267)	67.2%	71,757	6.4%	(686,510)	60.8%

Operating (loss) profit	(33,841)	3.0%	71,944	6.4%	38,103	3.4%
Net income attributable to Cheetah Mobile shareholders	445	0.0%	71,944	6.4%	72,389	6.4%

Diluted earnings per ordinary share (RMB)	0.00		0.05		0.05
Diluted earnings per ADS (RMB)	0.00		0.51		0.51

	For The Three Months Ended December 2015
	GAAP	% of Net	Share-based	% of Net	Non-GAAP	% of Net
	Result	Revenues	Compensation	Revenues	Result	Revenues
Revenues	1,149,546				1,149,546
Cost of revenues	(295,110)	25.7%	(1,623)	0.1%	(296,733)	25.8%
Gross profit	854,436	74.3%	(1,623)	0.1%	852,813	74.2%

Research and development	(210,415)	18.3%	48,740	4.2%	(161,675)	14.1%
Selling and marketing	(513,368)	44.7%	5,725	0.5%	(507,643)	44.2%
General and administrative	(98,611)	8.6%	45,652	4.0%	(52,959)	4.6%
Impairment of goodwill and intangible assets	(12,525)	1.1%	—	—	(12,525)	1.1%
Other operating income	60,273	5.2%	—	—	60,273	5.2%
Total operating income and expenses	(774,646)	67.4%	100,117	8.7%	(674,529)	58.7%

Operating profit	79,790	6.9%	98,494	8.6%	178,284	15.5%
Net income attributable to Cheetah Mobile Shareholders	56,681	4.9%	98,494	8.6%	155,175	13.5%

Diluted earnings per ordinary share (RMB)	0.04		0.07		0.11
Diluted earnings per ADS (RMB)	0.40		0.68		1.08

CHEETAH MOBILE INC.

Condensed Consolidated Statements of Comprehensive Income (Loss)

(Unaudited, amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share(or ADS) data)

	Year Ended December 31
	2015
	RMB	2016	2016
	(As adjusted) (b)	RMB	USD
Revenues	3,773,877	4,564,650	657,446
Online marketing services	3,283,423	3,950,886	569,045
Internet value-added services	395,312	500,991	72,158
Internet security services and others	95,142	112,773	16,243

Cost of revenues (a)	(956,353)	(1,543,817)	(222,356)
Gross profit	2,817,524	3,020,833	435,090

Operating income and expenses:
Research and development (a)	(695,185)	(905,854)	(130,470)
Selling and marketing (a)	(1,505,951)	(1,650,581)	(237,733)
General and administrative (a)	(447,984)	(561,834)	(80,921)
Impairment of goodwill and intangible assets	(49,882)	(2,889)	(416)
Other operating income	98,376	87,877	12,657
Total operating income and expenses	(2,600,626)	(3,033,281)	(436,883)

Operating profit (loss)	216,898	(12,448)	(1,793)
Other income (expense):
Interest income, net	14,550	7,783	1,121
Changes in fair value of redemption right and put options granted	22	(94)	(14)
Settlement and changes in fair value of contingent consideration	7,011	(3,377)	(486)
Foreign exchange (loss) gain, net	(213)	3,747	540
Impairment of investments	(34,728)	(141,069)	(20,318)
Losses from equity method investments, net	(12,144)	(11,363)	(1,637)
Other income, net	46,981	87,925	12,664

Income (Loss) before taxes	238,377	(68,896)	(9,923)
Income tax (expenses) benefits	(63,740)	12,189	1,756
Net income (loss)	174,637	(56,707)	(8,167)
Less: net (loss) income attributable to noncontrolling interests	(1,710)	23,818	3,431
Net income (loss) attributable to Cheetah Mobile shareholders	176,347	(80,525)	(11,598)

Earnings (Losses) per share
Basic	0.13	(0.06)	(0.01)
Diluted	0.12	(0.06)	(0.01)

Earnings (Losses) per ADS
Basic	1.28	(0.58)	(0.08)
Diluted	1.24	(0.58)	(0.08)

Non-GAAP earnings per ADS
Basic	3.58	1.63	0.23
Diluted	3.45	1.59	0.23

Weighted average number of shares outstanding
Basic	1,372,863,321	1,387,254,551	1,387,254,551
Diluted	1,426,810,939	1,387,254,551	1,387,254,551
Diluted (non-GAAP)	1,426,810,939	1,423,086,096	1,423,086,096
Weighted average number of ADSs used in computation
Basic	137,286,332	138,725,455	138,725,455
Diluted	142,681,094	138,725,455	138,725,455
Diluted (non-GAAP)	142,681,094	142,308,610	142,308,610

Other comprehensive income (loss), net of tax of nil
Foreign currency translation adjustments	116,194	132,450	19,077
Unrealized gains on available-for-sale securities, net	9,729	1,241	179
Reclassification adjustments for gains included in net income (loss)	(6,814)	(21,666)	(3,121)
Other comprehensive income	119,109	112,025	16,135
Total comprehensive income	293,746	55,318	7,968
Less: Total comprehensive (loss) income attributable to noncontrolling interests	(3,381)	26,814	3,862
Total comprehensive income attributable to Cheetah Mobile shareholders	297,127	28,504	4,106

(a) Share-based compensation expenses
Cost of revenues	1,523	1,490	215
Research and development	142,777	148,211	21,347
Selling and marketing	18,206	13,830	1,992
General and administrative	153,234	142,618	20,541
Total	315,740	306,149	44,095

Notes:

(b) The above condensed consolidated statements of comprehensive income have been prepared as if the Kingsoft Japan had been owned and operated by the Cheetah Mobile throughout the periods presented in accordance with ASC 805-50. Kingsoft Japan became a subsidiary of the Company on January 29, 2016.

CHEETAH MOBILE INC.

Reconciliation of GAAP and Non-GAAP Results

(Unaudited, in’000, except for per share data and percentage)

	For The Year Ended December 31 2016
	GAAP	% of Net	Share-based	% of Net	Non-GAAP	% of Net	Non-GAAP
	Result	Revenues	Compensation	Revenues	Result	Revenues	Result ($)
Revenues	4,564,650				4,564,650		657,446
Cost of revenues	(1,543,817)	33.8%	1,490	0.0%	(1,542,327)	33.8%	(222,141)
Gross profit	3,020,833	66.2%	1,490	0.0%	3,022,323	66.2%	435,305
				—
Research and development	(905,854)	19.8%	148,211	3.2%	(757,643)	16.6%	(109,123)
Selling and marketing	(1,650,581)	36.2%	13,830	0.3%	(1,636,751)	35.9%	(235,741)
General and administrative	(561,834)	12.3%	142,618	3.1%	(419,216)	9.2%	(60,380)
Impairment of goodwill and intangible assets	(2,889)	0.1%	—	0.0%	(2,889)	0.1%	(416)
Other operating income	87,877	1.9%	—	0.0%	87,877	1.9%	12,657
Total operating income and expenses	(3,033,281)	66.5%	304,659	6.7%	(2,728,622)	59.8%	(393,003)
				—
Operating (loss) profit	(12,448)	0.3%	306,149	6.7%	293,701	6.4%	42,302
Net (loss) income attributable to Cheetah Mobile shareholders	(80,525)	1.8%	306,149	6.7%	225,624	4.9%	32,497

Diluted (losses) earnings per ordinary share (RMB)	(0.06)		0.22		0.16
Diluted (losses) earnings per ADS (RMB)	(0.58)		2.17		1.59
Diluted (losses) earnings per ADS (USD)	(0.08)		0.31		0.23

	For The Year Ended December 31 2015
	GAAP	% of Net	Share-based	% of Net	Non-GAAP	% of Net
	Result	Revenues	Compensation	Revenues	Result	Revenues
Revenues	3,773,877				3,773,877
Cost of revenues	(956,353)	25.3%	1,523	0.0%	(954,830)	25.3%
Gross profit	2,817,524	74.7%	1,523	0.0%	2,819,047	74.7%

Research and development	(695,185)	18.4%	142,777	3.8%	(552,408)	14.6%
Selling and marketing	(1,505,951)	39.9%	18,206	0.5%	(1,487,745)	39.4%
General and administrative	(447,984)	11.9%	153,234	4.1%	(294,750)	7.8%
Impairment of goodwill and intangible assets	(49,882)	1.3%	—	0.0%	(49,882)	1.3%
Other operating income	98,376	2.6%	—	0.0%	98,376	2.6%
Total operating income and expenses	(2,600,626)	68.9%	314,217	8.3%	(2,286,409)	60.6%

Operating profit	216,898	5.7%	315,740	8.4%	532,638	14.1%
Net income attributable to Cheetah Mobile shareholders	176,347	4.7%	315,740	8.4%	492,087	13.0%

Diluted earnings per ordinary share (RMB)	0.12		0.22		0.34
Diluted earnings per ADS (RMB)	1.24		2.21		3.45

CHEETAH MOBILE INC.

Reconciliation from Net Income Attributable to Cheetah Mobile Shareholders to Adjusted EBITDA (Non-GAAP)

(Unaudited, in ‘000)

	For The Three Months Ended
	31-Dec-15	30-Sep-16	31-Dec-16	31-Dec-16
	RMB	RMB	RMB	USD
Net income attributable to Cheetah Mobile shareholders	56,681	445	58,775	8,464
Add:
Income tax expense (benefits)	31,954	(7,873)	(9,278)	(1,336)
Interest income,net	(2,815)	(727)	(954)	(137)
Depreciation and amortization	38,155	41,959	42,196	6,077
Net income attributable to noncontrolling interests	23	7,716	9,254	1,333
Other non-operating (income) expense, net	(6,053)	(33,402)	4,386	632
Share-based compensation	98,494	71,944	54,201	7,807
Adjusted EBITDA	216,439	80,062	158,580	22,840

CHEETAH MOBILE INC.

Reconciliation from Net Income (Loss) Attributable to Cheetah Mobile Shareholders to Adjusted EBITDA (Non-GAAP)

(Unaudited, in ‘000)

	For The Year Ended December 31
	31-Dec-15	31-Dec-16	31-Dec-16
	RMB	RMB	USD
Net income (loss) attributable to Cheetah Mobile shareholders	176,347	(80,525)	(11,598)
Add:
Income tax expense (benefits)	63,740	(12,189)	(1,756)
Interest income,net	(14,550)	(7,783)	(1,121)
Depreciation and amortization	146,836	163,357	23,528
Net (loss) income attributable to noncontrolling interests	(1,710)	23,818	3,431
Other non-operating (income) expense, net	(6,929)	64,231	9,251
Share-based compensation	315,740	306,149	44,095
Adjusted EBITDA	679,474	457,058	65,830

Cheetah Mobile Inc.

Revenues Generated from PC-based and Mobile-based Applications and Services

(Unaudited, in ‘000)

	For The Three Months Ended
	31-Dec-15	30-Sep-16	31-Dec-16	31-Dec-16
	RMB	RMB	RMB	USD
PC	341,483	230,125	241,353	34,762
Mobile	808,063	898,201	1,033,319	148,829
Total	1,149,546	1,128,326	1,274,672	183,591

Cheetah Mobile Inc.

Revenues Generated from PC-based and Mobile-based Applications and Services

(Unaudited, in ‘000)

	For The Year Ended December 31
	31-Dec-15	31-Dec-16	31-Dec-16
	RMB	RMB	USD
PC	1,299,459	1,034,205	148,956
Mobile	2,474,418	3,530,445	508,490
Total	3,773,877	4,564,650	657,446

Cheetah Mobile Inc.

Revenues Generated from Domestic and Overseas Markets

(Unaudited, in ‘000)

	For The Three Months Ended
	31-Dec-15	30-Sep-16	31-Dec-16	31-Dec-16
	RMB	RMB	RMB	USD
Domestic	515,671	408,440	442,089	63,674
Overseas	633,875	719,886	832,583	119,917
Total	1,149,546	1,128,326	1,274,672	183,591

Cheetah Mobile Inc.

Revenues Generated from Domestic and Overseas Markets

(Unaudited, in ‘000)

	For The Year Ended December 31
	31-Dec-15	31-Dec-16	31-Dec-16
	RMB	RMB	USD
Domestic revenues	1,840,289	1,817,874	261,828
Overseas revenues	1,933,588	2,746,776	395,618
Total	3,773,877	4,564,650	657,446